Daniel K. Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

May 12, 2017

154718.010200

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Pamela A. Long,

Assistant Director

Re:	Aqua Metals, Inc. Registration Statement on Form S-3

Filed February 27, 2017
SEC File No. 333-216250

Dear Ms. Long:

On behalf of our client, Aqua Metals, Inc., a Delaware corporation (the “Company”), we are responding to the comment letter issued by the staff of the Commission (the “Staff”) to Dr. Stephen R. Clarke, Chief Executive Officer of the Company, dated March 7, 2017 on the above-referenced Registration Statement on Form S-3 (“Registration Statement”). Concurrent with the filing of this letter, the Company is filing with the Commission an Amendment No. 1 to the Registration Statement (“Amendment”).

The Amendment has been prepared in response to Staff’s comment letter dated March 7, 2017, the text of which we have incorporated into this response letter for convenience. .

Staff Comment and Company Response

General

1.                  We note that Part III of your annual report on Form 10-K for the fiscal year ended December 31, 2016 incorporates by reference portions of your definitive proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Questions 123.01.

Response: The Company’s definitive proxy statement was filed on April 24, 2017.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

OC 287678546v1

Securities and Exchange Commission

Division of Corporation Finance

May 12, 2017

Incorporation of Certain Documents by reference, page 10

2.                  Please update this section to specifically incorporate by reference the Form 10-K filed March 2, 2017. In addition, please specifically incorporate each current and periodic report filed by you between the date of this letter and the registration statement´s effective date, or include the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: The section, “Incorporation of Certain Documents”, has been updated as requested.

The Company has endeavored to fully respond to the Staff's comments. Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours, /s/ Daniel K. Donahue Daniel K. Donahue

cc: Aqua Metals, Inc.